Mail Stop 0406


								February 3, 2005


Cynthia Allison
President
Willowtree Advisor, Inc.
1411 Hedgelawn Way
Raleigh, North Carolina  27615

	Re:    	Willowtree Advisor, Inc.
		Amendment No. 1 to Registration Statement on Form SB-2
		File No. 333-117840

Dear Ms. Allison:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. You did not supply a copy of your business plan, to which your filing refers and which we requested in prior comment 1. Please provide a copy of the business plan as previously requested. We may have further comment.

2. See prior comment 4. As previously requested, revise the cover page to refer to Ms. Allison`s role in marketing the securities.

3. See prior comment 5. Your response to our prior comment does not address the text of Rule 10b-9(a)(2). The text of that rule specifies that a representation that the consideration paid for a security will be refunded if all or some of the securities are not sold may constitute a "manipulative or deceptive device or contrivance" unless the security is part of an offering being made on the condition that the consideration paid for such security will be promptly refunded to the purchaser. As you propose to place the funds obtained in this offering in an account under the company`s control rather than in an escrow account administered by a third party, it is unclear how you can assure that proceeds "will be promptly refunded" if the minimum proceeds are not achieved. Rule 10b-9 by its express terms appears to require you to adopt measures that insure your ability to repay those funds promptly if the minimum offering conditions are not satisfied. As indicated previously and acknowledged in your revised disclosure, placing funds in an account within the company`s control would enable creditors to attach, or otherwise assert rights with respect to those funds. It appears creditors could preclude the company from "promptly refunding to the purchaser" subscription proceeds when the minimum sales condition is not satisfied. The company appears unrestricted in its ability to use the funds as collateral for a secured borrowing, for example. It appears any creditor acquiring lien rights could prevent, delay or otherwise restrict the return of funds. In responding to this comment, please specifically address how your proposed method of collecting funds conforms to the requirements of Rule 10b-9.

4. See prior comments 6 and 12, and respond to the questions posed therein. The conditions under which funds will be returned to investors is information that is material to an investor. The requested information should be provided to describe those circumstances. The additional information appears to be especially pertinent and of interest to investors where, as here, you have not established an escrow account that assures investors of a prompt return of subscriptions. Please provide a detailed description of the policies you have established for receiving and holding the funds until a minimum is reached. Include a brief reference to the procedures on the cover page and a materially complete overview of the procedures should be included in the summary.

5. See prior comment 8. Your revised disclosure does not address how you intend to deliver the landscape advisory services. More fully explain in the summary section how the company will conduct its business, i.e., that you intend to contract with third-party specialists to render services and that you intend to retain a minimal number of employees. If Ms. Allison`s present business will be one of the contracting parties, this should also be discussed.

Risk Factors

General
6. Many of your risk factor subheadings have the same conclusion, namely that you may have to cease operations and the investor may lose his or her investment. The risk factors should be tailored to describe each material risk and the most significant and direct effects on potential investors. Each risk factor should highlight a specific risk that results from the condition or uncertainty described in the paragraph. Generic conclusions applicable to multiple paragraphs are not appropriate.
As an example, the first risk factor suggests that the possible effect of the auditors` going concern opinion is that the company may not continue operations and investors may lose their investment. It would appear that the immediate consequence of the existence of a going concern qualification is the risk that the accountants identify in their report - that the amounts recorded in the financial statements may require material adjustments if the assumption that the entity is a going concern proves untrue.

See also risk factor no. 8. It appears a more immediate risk to investors from Ms. Allison`s lack of accounting and financial expertise is that the company`s books and records and the financial statements prepared by management may be unreliable. Transactions may not be recorded appropriately and the financial results may not be stated accurately or presented consistently with applicable accounting principles. That investors may rely upon such financial statements to their detriment seems the most direct and significant consequence of the condition or uncertainty you cite.
Please review all of the risk factors and revise the disclosure to avoid the use of boilerplate conclusions in the subheadings. Instead, replace this repetitive language with specific disclosure of the risk posed to investors and explain how your operations or financial results would be affected.
Risk Factors pages 7-10

7. Revise to provide a risk factor which describes in specific detail, the sole officer and director`s experience in both the landscaping and advisory service businesses.

8. See prior comment 21. Risk factors 11 and 12 appear to unnecessarily fragment the disclosure concerning the consequences of offering a penny stock. Furthermore the heading of risk factor 11 addresses what appears to be a material risk (the absence of a prior market)  that is independent of the categorization of the
securities
you offer as a "penny stock". Please address the implications of your penny stock status in a single, comprehensive risk factor or provide separate risk factors that address each separate risk you
believe is material with respect to offers of a penny stock.   If
you
retain two separate risk factors, the subheadings should clearly indicate how the two risk factors relate but are distinct from each other.



Use of Proceeds
9. We reissue prior comment 23. Based on your historical operating results, we do not understand how you concluded the receipt of the minimum proceeds would enable you to operate for a 12-month period.
Given that you have incurred significant operating expenses to date, it is unclear how you will be able to operate a comprehensive landscaping advisory services business based on $40,000 in net proceeds from this offering. Are there any activities that you expect to undertake that are not outlined in the use of proceeds section and if so, what sources of funds are available to you to cover those expenses? If not, where do you account for the expected expenses relating to fulfilling your reporting obligation under the
Exchange Act, for example? Please ensure that your response addresses the comment raised.
10. We reissue prior comment 24. We believe that the term "working capital" is not appropriate in this circumstance. As you know, working capital is by definition current assets minus current liabilities. Because your current liabilities exceed your current assets, it is inappropriate to refer to proceeds use as "working capital" unless those funds will augment current assets that are at least as large as your current liabilities. Please revise the prospectus to disclose how a portion of the funds currently termed "working capital" will be applied to reduce your working capital deficit. Indicate, for example, the extent to which that portion of the proceeds will be used to extinguish any existing debt or other current liabilities. Investors should understand the extent to which their investment will defray previously incurred obligations as opposed to supporting future activities.

11. Furthermore, it is unclear to us why the proceeds are not needed to repay the outstanding debt of $13,000. What is your timetable for repayment of your current liabilities and what is the source of repayment if not the proceeds from this offering? Please explain.

Management`s Analysis and Discussion

12. Revise your discussion of operating results to discuss in specific detail the nature and types of services provided by the sole officer from inception through June 30, 2004, which amounted to $174,950. In Note 4 to the financial statements, for each service provided, disclose the value attributed to that specific service and indicate how the value was determined. Disclose the number of common shares issued for each of the services provided. We may have further comments.
13. See prior comment 35. We reissue our prior comment in part. Please modify the statement on page 24, that whether you raise the minimum or maximum in the offering "we do not know how long the money will last," so that it is more closely tied to and consistent with your statement that you will be able to continue operations for at least twelve months if the minimum is raised.

14. See prior comment 36. You were not responsive to our concern regarding whether you considered the cost of your reporting obligation under the Exchange Act in your projections for the next 12 months in reaching your conclusion about the adequacy of the proceeds to fund your business plan for the periods described. Is your need to incur those additional costs a known trend that will cause your cost structure to vary materially from the one existing in the periods covered by your historical financial statements? Please confirm that the minimum net proceeds will enable you to fund the cost of preparing and filing periodic reports under the Exchange Act for a minimum period of twelve months following the effective date, as well as the business activities contemplated by your business plan for that period.

15. See prior comment 37. Please revise the disclosure and risk factor to describe the experience of Ms. Allison with financial accounting and preparation of reports under the Exchange Act. If
Ms.
Allison is inexperienced in these matters, the risk factor subheading should explicitly refer to her lack of experience and the associated risk this may impose.

16. See prior comment 38. You state in the conflict of interest paragraph on page 29 that both the company and Willow Tree Landscaping furnish advice and that Willow Tree Landscaping also furnishes services as a general contractor. Regarding the advisory services, you state on page 21 that initially you will rely on the database provided by Ms. Allison to attract initial customers and strategic partners. How is your statement that "the first entity to be contacted by a customer will retain the customer as its own" consistent with this policy? While Ms. Allison may not "in her individual capacity, conduct landscaping business," please disclose the manner in which Ms. Allison will direct new advisory business opportunities that come to her attention as a company executive. Will she be responsible for generating new business for the company?
If so, insofar as landscaping advisory services are common to both companies, how will the new business opportunities be allocated?

Certain Transactions

17. See prior comment 40. Please expand your discussion of the "services as an officer" rendered by Ms. Allison, including the relevant time period, the part-time basis of her services and any other relevant terms.

18. We do not understand your supplemental response indicating that the "the auditor advised" you as to how the shares were to be valued.
Because financial statements are the company`s and are reviewed and reported upon by the independent auditor, your response is ambiguous as to what the role of the auditor has been in connection with your financial statements. Please explain what the company referred to in determining the value of the services rendered by Ms. Allison.
Did
you compare the services rendered by your executive to comparable services provided in transactions by others or use some other approach in negotiating the terms and economic effect of this transaction?

Legality Opinion

19. Please respond to prior comment 42. Tell us whether counsel rendering the opinion is licensed to practice law in Nevada. Please be advised that with the exception of legality opinions under Delaware law, it is the view of the Division of Corporation Finance that the legality opinion required by Schedule A to the Securities Act and Item 601 of Regulation S-B must be rendered by counsel admitted in the jurisdiction where the entity registering the securities was organized.

20. See prior comment 43. Notwithstanding your representation that the qualifying language regarding your "knowledge" has been deleted, paragraph 3 retains such language. It is not appropriate to make express or implied assumptions of fact; however, we will not object if you rely upon certificates of an officer of the company as to factual matters you believe must be ascertained to render your opinion. To the extent the legal opinion is based on such certifications of fact, please refer to them in the opinion and in the response letter tell us why the certifications of fact were believed necessary to enable counsel to render the legality opinion.

Financial Statements

21. We note your response to previous comment 45. Tell us supplementally whether the auditors are licensed to practice in the state of North Carolina.

22. You must file an audited financial statement as of a date within
135 days if the issuer existed for a period of less than one year. See Item 310(a) of Regulation S-B. The financial information should be audited as of December 31, 2004.
Income Statement, page F-3
23. We note your response to previous comment No. 45. The requested disclosure has not been made. Revise the expense line item "consulting services provided by directors" to clarify that there is only one director.

Notes to the Financial Statements
General

24. Revise to provide the disclosures required by paragraphs 46 and
47 of SFAS 123.

25. In addition, supplementally tell us and disclose the name of the individual who provided the related party advances.

26. Revise to provide the disclosures required by paragraph
11(d)(3)
of SFAS 7 as it relates to the issuance of common stock for non-cash consideration.

27. Revise to provide an accounting policy which addresses SOP 98-
5.

    As appropriate, please amend your registration statement and related periodic filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

    Please direct your questions or comments concerning matters related to the financial statements to Marc Thomas at 202-942-1792 or
Craig Wilson, Senior Assistant Chief Accountant, at 202-942-2949, Please address all other comments to Maryse Mills-Apenteng at 202-942-1861. If you require further assistance you may contact me at 202-942-1818. If you thereafter require further assistance you should feel free to call Barbara C. Jacobs, Assistant Director at 202-942-1800,

								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal

cc:  	Via facsimile:  509-747-1770
      Conrad C. Lysiak, Esq.
      601 West First Avenue, Suite 503
      Spokane, Washington 99201